SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  ------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                                (AMENDMENT NO. 1)


                             MEDIS TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58500P 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|    Rule 13d-1(b)
         |_|    Rule 13d-1(c)
         |X|    Rule 13d-1(d)

CUSIP No. 58500P 10 7                 13G                      Page 2 of 7 Pages

========= ======================================================================
1         Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          ----------------------------------------------------------------------

          Howard Weingrow
--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                         (b) |X|
--------- ----------------------------------------------------------------------
3         SEC Use Only

--------- ----------------------------------------------------------------------
4         Citizenship or Place of Organization
          USA
----------------- ----- --------------------------------------------------------
     Number of    5     Sole Voting Power       2,263,450 shares of common stock
      Shares      ----- --------------------------------------------------------
   Beneficially   6     Shared Voting Power       925,491 shares of common stock
     Owned By     ----- --------------------------------------------------------
       Each       7     Sole Dispositive Power  2,263,450 shares of common stock
     Reporting    ----- --------------------------------------------------------
      Person      8     Shared Dispositive Power  925,491 shares of common stock
       With
--------- ----------------------------------------------------------------------
9         Aggregate Amount Beneficially Owned by Each Reporting Person
          3,188,941

--------- ----------------------------------------------------------------------
10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]
--------- ----------------------------------------------------------------------
11        Percent of Class Represented by Amount in Row (9)
          12.23% of aggregate voting power

--------- ----------------------------------------------------------------------
12        Type of Reporting Person*
          IN
========= ======================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58500P 10 7                 13G                      Page 3 of 7 Pages


Item 1(a).     Name of Issuer:

               Medis Technologies Ltd.
               -----------------------------------------------------------------


Item 1(b).     Address of Issuer's Principal Executive Offices:

               805 Third Avenue, New York, New York  10022
               -----------------------------------------------------------------


Item 2(a).     Name of Person Filing:

               Howard Weingrow
               -----------------------------------------------------------------


Item 2(b).     Address of Principal Business Office or, if none, Residence:

               805 Third Avenue, New York, New York  10022
               -----------------------------------------------------------------


Item 2(c).     Citizenship:

               USA
               -----------------------------------------------------------------


Item 2(d).     Title of Class of Securities:

               Common Stock
               -----------------------------------------------------------------

Item 2(e).     CUSIP Number:

               58500P 10 7
               -----------------------------------------------------------------

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CUSIP No. 58500P 10 7                 13G                      Page 4 of 7 Pages


Item 3. If this statement is filed pursuant to Rules 13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

               (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

               (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

               (e)  [ ] An    investment     adviser    in    accordance    with
                    Rule 13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

               (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 58500P 10 7                 13G                      Page 5 of 7 Pages


Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

                     3,188,941 shares of common stock*+
                    ------------------------------------------------------------

               (b)  Percent of Class:

                    12.23% of aggregate voting power
                    ------------------------------------------------------------

               (c)  Number of shares as to which the person has:

                    (i)  Sole  power to vote or to direct the vote

                         2,263,450 shares of common stock*.
                         -------------------------------------------------------

                    (ii) Shared  power to vote or to direct  the vote

                         925,491 shares of common stock+.
                         -------------------------------------------------------

                    (iii)Sole  power to dispose or to direct the disposition of

                         2,263,450 shares of common stock*.
                         -------------------------------------------------------


                    (iv) Shared power to dispose or to direct the disposition of

                         925,491 shares of common stock+.
                         -------------------------------------------------------

----------
* Includes an aggregate of 475,000 shares of common stock underlying options granted pursuant to the Issuer's 1999 Stock Option Plan, as amended, and an aggregate of 148,191 shares of common stock underlying warrants granted to Mr. Weingrow, all of which are exercisable as of December 31, 2003 or exercisable within 60 days of December 31, 2003.
+ Includes an aggregate of 758,457 shares of common stock and 167,034 shares of common stock underlying warrants held by the Stanoff Corporation, of which Mr. Weingrow is a beneficial owner. All of such warrants are exercisable as of December 31, 2003 or exercisable within 60 days of December 31, 2003.

CUSIP No. 58500P 10 7                 13G                      Page 6 of 7 Pages



Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable.


Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on By the Parent  Holding
               Company:

               Not Applicable.


Item 8.        Identification and Classification of Members of the Group:

               Not Applicable.


Item 9.        Notice of Dissolution of Group:

               Not Applicable.


Item 10.       Certification.

               Not Applicable.

CUSIP No. 58500P 10 7                 13G                      Page 7 of 7 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 19, 2004
                                     -------------------------------------------
                                                     (Date)


                                     /s/ Howard Weingrow
                                     -------------------------------------------
                                                   (Signature)

                                     Howard Weingrow / President and Treasurer
                                     -------------------------------------------
                                                  (Name/Title)